April 23, 2019

Giovanni Visentin
Chief Executive Officer
Xerox Corporation
P.O. Box 4505, 201 Merritt 7
Norwalk, CT 06851-1056

       Re: Xerox Corporation
           Form 10-K for the fiscal year ended December 31, 2018
           Filed February 25, 2019
           File No. 001-04471

Dear Mr. Visentin:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Information
Technologies
                                                          and Services
cc:    Timothy M. Fesenmyer, Esq.